Filed Pursuant To Rule 433

Registration No. 333-286293

April 4, 2025

GRAYSCALE

GDLC Grayscale Digital Large Cap Fund[1]

Returns (as of 03/31/2025)	NAV	Market Price
1 Month	-3.82%	0.70%
3 Months	-18.07%	-15.58%
6 Months	19.77%	71.93%
YTD	-18.07%	-15.58%
Cumulative Since Inception (02/01/2018)	282.20%	478.83%
Annualized Since Inception (02/01/2018)	20.60%	38.80%

Private placement securities are speculative, illiquid, and entail a high level of risk, including a partial or total loss of invested funds. Grayscale Products are not suitable for any investor that cannot afford loss of the entire investment. Past performance is not indicative of future returns. Performance reflects the closing price of the Product's shares at 4pm, New York time, on OTC Markets. NAV was first calculated on 02/01/2018 and Market Price was first calculated on 11/22/2019.

Fund Composition (as of 03/31/2025)		Weight
Bitcoin	BTC	79.40%
Ethereum	ETH	10.69%
XRP	XRP	5.85%
Solana	SOL	2.92%
Cardano	ADA	1.14%

Investment Objective & Approach[2]

Grayscale Digital Large Cap Fund is among the first investment vehicles solely invested in, and deriving value from, a basket of large cap digital assets in the form of a security while avoiding the challenges of buying, storing, and safekeeping those digital assets directly. The Fund aims for the value of the Shares (based on NAV per Share) to reflect the value of the digital assets held by the Fund (the "Fund Components") as determined by reference to their respective Digital Asset Reference Rates and weightings within the Fund, less the Fund's expenses and other liabilities. Since July 1, 2022, the Fund Component shave consisted of the digital assets that make up the CoinDesk Large Cap Select Index (the "DLCS"), as rebalanced from time to time, subject to the Manager's discretion to exclude individual digital assets in certain cases. The DLCS is designed and managed by CoinDesk Indices, Inc. (in this capacity, the "Index Provider").

To date, the Product has not met its investment objective and the Shares of the Product quoted on OTC Markets Group has not reflected the value of digital assets held by the Product, less the Product's expenses and other liabilities, but instead have traded at both premiums and discounts to such value, with variations that have at times been substantial.

Why invest in Grayscale Digital Large Cap Fund?

Titled, auditable ownership through an investment vehicle

Shares are securities titled in the investor's name, providing a familiar structure for financial and tax advisors and easy transferability to beneficiaries under estate laws.

Eligible for tax-advantaged accounts

Shares are eligible to be held in certain IRA, Roth IRA, and other brokerage and investor accounts.

Publicly quoted[3]

Eligible Shares are quoted on OTC Markets under the Symbol GDLC, making it possible to buy or sell Shares continuously through the trading day at prices established by the market.

SEC Reporting

The Trust is a U.S. Securities and Exchange Commission (SEC) reporting company with its shares registered under Section 12(g) of the Securities Exchange Act of 1934. The Trust files quarterly and annual reports as well as audited financial statements with the SEC.

About Grayscale Investments Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a decade-long track record and deep expertise as a leading crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Robust Token Storage The Fund's constituents are stored in offline or cold storage with Coinbase Custody Trust Company, LLC, a fiduciary under §100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act of 1940. Supported by a network of trusted service providers Davis Polk & Wardwell LLP serves as legal counsel to the Sponsor of Grayscale Digital Large Cap Fund. Financial statements for Grayscale Digital Large Cap Fund are audited annually by KPMG, LLP. www.grayscale.com info@grayscale.com 866-775-0313 GDLC Grayscale Digital  Large Cap Fund ¹ Investment Terms As of March 31, 2025 Investment Objective⁴ Shares are intended to reflect the value of the Fund Components as determined by reference to their respective Digital Asset Reference Rates and Fund Weightings, less fees and expenses. Rebalance Review Frequency Quarterly, beginning on the second business day of January, April, July, and October of each year. Benchmark Index⁵ CoinDesk Large Cap Select Index (DLCS) CUSIP G40705108 Inception Date 02/01/2018 Public Quotation 11/22/2019 Assets Under Management $606.42 million Management Fee 2.50% Annually Performance Fee 0.00% Extraordinary Expenses The Fund may from time to time incur certain extraordinary expenses, which are payable by the Fund. Digital Asset NAV per Share ($) Calculated and published on business days at 4:00pm ET time Redemptions Redemptions of shares are not currently authorized Shares Outstanding⁶ 15,867,400 Fund Registration Cayman LLC Bloomberg Ticker GDLC OTC Symbol GDLC

Service Providers Manager Grayscale Investments Sponsors, LLC Index Provider CoinDesk Indices, Inc Auditor KPMG LLP Legal Counsel to Sponsor Davis Polk & Wardwell LLP Custodian⁷ Coinbase Custody Trust Company, LLC Cayman Counsel Maples and Calder Transfer Agent Continental Stock Transfer & Trust Company Distribution and Marketing Agent Grayscale Securities, LLC. Authorized Participant Grayscale Securities, LLC. OTC Advisor Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1. Grayscale Products issue shares on a continuous basis or periodic basis. Investments in the Products are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Grayscale Products are not suitable for any investor that cannot afford loss of the entire investment. The information herein is only provided with respect to shares quoted on OTC Markets, and prospective investors are not to construe the contents of this document asa recommendation to purchase shares directly from the Product. 2. The shares of each Product are intended to reflect the price of the digital asset(s) held by such Product (based on digital asset(s) per share), less such Product s expenses and other liabilities. Because each Product does not currently operate a redemption program, there can be no assurance that the value of such Product s shares will reflect the value of the assets held by such Product, less such Product s expenses and other liabilities, and the shares of such Product, if traded on any secondary market, may trade at a substantial premium over, or a substantial discount to, the value of the assets held by such Product, less such Product s expenses and other liabilities, and such Product may be unable to meet its investment objective. 3. At this time, this Product is not operating a redemption program and therefore Shares are not redeemable by the Trust. Shares may trade in the Secondary market, such as OTCQX, OTCQB or OTC Pink (or on another Secondary market in the future) at prices that are lower or higher than the NAV per Share. Historically, the Shares have traded at both premiums and discounts to the NAV per Share, which at times have been substantial. If the Shares trade at a premium, investors who purchase Shares on the secondary market will pay more for their Shares than investors who purchase Shares directly from authorized participants. In contrast, if the Shares trade on the secondary market at a discount, investors who purchase Shares directly from authorized participants will pay more for their Shares than investors who purchase Shares on the secondary market. 4. Each Product uses the applicable digital asset(s) s CoinDesk Price Index to calculate its Net Asset Value, which is the aggregate U.S. Dollar value of the applicable digital asset(s) in the Product, calculated using the Index Price, less the U.S. Dollar value of its liabilities and expenses. NAV is calculated using non GAAP methodology. NAV per Share is calculated by dividing NAV by the number of shares currently outstanding. 5. The CoinDesk Large Cap Select Index (DLCS) is designed to measure the market capitalization weighted performance of some of the largest and most liquid digital assets classified in DACS that meet certain trading and custody requirements. 6. The Product will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time. 7. The Sponsor does not store, hold, or maintain custody or control of the Products digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of the Products digital assets. The Custodian controls and secures the Products digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Products behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Product. Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.  Risk Disclosures Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Product and the shares of each Product could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Product shares depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Product shares relates directly to the value of the underlying digital asset, the value(s) of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Shares is correlated with the value of digital asset(s) held by the Product, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. This information should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes and is subject to change. The shares of each Product are not registered under the Securities Act of 1933 (the Securities Act ), the Securities Exchange Act of 1934 (except for the Products that are SEC reporting companies), the Investment Company Act of 1940, or any state securities laws. The Products are offered in private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act and are only available to accredited investors. As a result, the shares of each Product are restricted and subject to significant limitations on resales and transfers. Potential investors in any Product should carefully consider the long term nature of an investment in that Product prior to making an investment decision. The shares of certain Products are also publicly quoted on OTC Markets and shares that have become unrestricted in accordance with the rules and regulations of the SEC may be bought and sold throughout the day through any brokerage account. The Products are distributed by Grayscale Securities, LLC (Member FINRA/ SIPC ). SIPC coverage does not apply to crypto asset products or services mentioned. COINDESK® and each Product s applicable reference rate (each, Index and collectively, the Indexes ) are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, CDI ), and/or its licensors. CDI or CDI s licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend any of the Products. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Products or other third parties in respect of the use or accuracy of any Index or any data included therein. © 2025 Grayscale Operating, LLC. All rights reserved. The GRAYSCALE and GRAYSCALE INVESTMENTS logos, graphics, icons, trademarks, service marks and headers are registered and unregistered trademarks of Grayscale Operating, LLC in the United States. www.grayscale.com info@grayscale.com 866 775 0313

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.